UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                 LHS Group Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    501938104
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  501938104              13G                          Page 2 of 9 pages

--------------------------------------------------------------------------------
1        Name of Reporting Person                 General Atlantic Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2        Check the Appropriate Box                (a) [X]
         if a Member of a Group                   (b) [ ]
--------------------------------------------------------------------------------
3        S.E.C. Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                8,161,343
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           8,161,343

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         8,161,343

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      15.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             00

--------------------------------------------------------------------------------

CUSIP NO.  501938104              13G                          Page 3 of 9 pages


--------------------------------------------------------------------------------
1.   Name of Reporting Person             General Atlantic Partners 23, L.P.
     S.S. or I.R.S. Identifica-
     tion No. of Above Person
--------------------------------------------------------------------------------
2.   Check the Appropriate Box            (a) [X]
     if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3.   S.E.C. Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                8,161,343
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           8,161,343

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         8,161,343

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      15.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.  501938104              13G                          Page 4 of 9 pages


--------------------------------------------------------------------------------
1.       Name of Reporting Person             General Atlantic Partners 31, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box            (a) [X]
         if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     Delaware

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                8,161,343
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           8,161,343

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         8,161,343

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      15.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.  501938104              13G                          Page 5 of 9 pages


--------------------------------------------------------------------------------
1.       Name of Reporting Person             GAP Coinvestment Partners, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box            (a) [X]
         if a Member of a Group               (b) [ ]
--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization     New York

--------------------------------------------------------------------------------
Number of Shares           (5)   Sole Voting Power                  0
Beneficially               (6)   Shared Voting Power                8,161,343
Owned by Each              (7)   Sole Dispositive Power             0
Reporting Person           (8)   Shared Dispositive Power           8,161,343

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
         8,161,343

--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                        ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9      15.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                             PN

--------------------------------------------------------------------------------

CUSIP NO.  501938104                   13G                     Page 6 of 9 pages


                         AMENDMENT NO. 2 TO SCHEDULE 13G
                         -------------------------------

         This Amendment No. 2 to Schedule 13G (this "Amendment") is filed by the undersigned to amend and restate in its entirety Amendment No. 1 to Schedule 13G, dated as of April 16, 1998, which amended and restated in its entirety the
Schedule 13G filed February 5, 1998 (the "Statement") with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of LHS Group Inc. (the "Company").

Item 1.

       (a)        Name of Issuer

                  LHS Group Inc.

       (b)        Address of Issuer's Principal Executive Offices

                  Six Concourse Parkway
                  Suite 2700
                  Atlanta, Georgia  30328

Item 2.

       (a)        Names of Persons Filing

                  General Atlantic Partners, LLC ("GAP")
                  General Atlantic Partners 23, L.P. ("GAP 23")
                  General Atlantic Partners 31, L.P. ("GAP 31")
                  GAP Coinvestment Partners, L.P. ("GAPCO" and, together with GAP, GAP 23 and GAP 31, the "Reporting Persons")

       (b)        Address of Principal Business Office

                  c/o General Atlantic Service Corporation
                  3 Pickwick Plaza
                  Greenwich, CT 06830

       (c)        Citizenship

                  GAP - Delaware
                  GAP 23 - Delaware
                  GAP 31 - Delaware
                  GAPCO - New York

CUSIP NO.  501938104                   13G                     Page 7 of 9 pages


       (d)        Title of Class Securities

                  Common Stock, par value $.01 per share (the "Shares")

       (e)        CUSIP Number

                  501938104

Item 3. This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b).

Item 4. As of December 31, 1998, GAP, GAP 23, GAP 31 and GAPCO each owned of record no Shares, 4,941,006 Shares, 2,040,931 Shares and 1,179,406 Shares, respectively, or 0%, 9.4%, 3.9% and 2.3%, respectively, of the issued and outstanding Shares. The general partner of GAP 31 and GAP 23 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, J. Michael Cline, William E. Ford, William O. Grabe, David C. Hodgson and Franchon M. Smithson (collectively, the "GAP Managing Members"). William E. Ford and William O. Grabe are directors of the Company. The GAP Managing Members are the general partners of GAPCO. By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares which each of them owns of record. Accordingly, as of December 31, 1998, each of the Reporting Persons may be deemed to own beneficially an aggregate of 8,161,343 Shares or 15.6% of the issued and outstanding Shares. Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 8,161,343 Shares that may be deemed to be owned beneficially by each of them.

Item 5.           Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                  See Item 4.

CUSIP NO.  501938104                   13G                     Page 8 of 9 pages


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  See Item 4.

Item 9.           Notice of Dissolution of Group

                  Not applicable.

Item 10.          Certification

                  Not applicable.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO.  501938104                   13G                     Page 9 of 9 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February __, 1999.

                                         GENERAL ATLANTIC PARTNERS, LLC

                                         By: /s/ Thomas J. Murphy
                                         ------------------------
                                         Name:  Thomas J. Murphy
                                         Title: Attorney-in-Fact


                                         GENERAL ATLANTIC PARTNERS 23, L.P.

                                         By: GENERAL ATLANTIC PARTNERS, LLC
                                             its General Partner

                                             By: /s/ Thomas J. Murphy
                                             ------------------------
                                             Name:  Thomas J. Murphy
                                             Title: Attorney-in-Fact


                                         GENERAL ATLANTIC PARTNERS 31, L.P.

                                         By: GENERAL ATLANTIC PARTNERS, LLC
                                             its General Partner

                                             By: /s/ Thomas J. Murphy
                                             ------------------------
                                             Name:  Thomas J. Murphy
                                             Title: Attorney-in-Fact


                                         GAP COINVESTMENT PARTNERS, L.P.

                                         By: /s/ Thomas J. Murphy
                                         ------------------------
                                         Name:  Thomas J. Murphy
                                         Title: Attorney-in-Fact

                                                                  EXECUTION COPY

                         GAP COINVESTMENT PARTNERS, L.P.
                                3 Pickwick Plaza
                               Greenwich, CT 06830

                                                                 January 1, 1999

                                POWER OF ATTORNEY

         The undersigned, GAP Coinvestment Partners, L.P., a New York limited partnership, with its principal office at 3 Pickwick Plaza, Greenwich, Connecticut, United States of America (the "Partnership"), by its Managing General Partner, Steven A. Denning, a U.S. citizen, of full legal age, domiciled at 16 Khakum Drive, Greenwich, CT 06831, hereby constitutes and appoints Thomas
J. Murphy, a U.S. citizen, of full legal age, domiciled at 169 E. 90th Street, Apt. 5, New York, NY 10128, its true and lawful attorney-in-fact and agent, in any and all capacities, to execute and deliver any and all documents and instruments and to make any governmental filings on behalf of the Partnership as fully to all intents and purposes as a General Partner might or could do in person, hereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done. This power of attorney shall expire on December 31, 1999.

                                            GAP COINVESTMENT PARTNERS, L.P.


                                            By: /s/ Steven A. Denning
                                            -------------------------
                                            Steven A. Denning
                                            Managing General Partner

STATE OF   Connecticut)

                        : ss. ###-##-####

COUNTY OF  Fairfield  )

         On the 30th day of January 1999, before me personally came Steven A. Denning, to me known, and known to me to be the individual described in, and who executed the foregoing document, and he acknowledged to me that he executed the same.

Sheila Hughes                               Notary Public

                                                                  EXECUTION COPY

                         GENERAL ATLANTIC PARTNERS, LLC
                                3 Pickwick Plaza
                               Greenwich, CT 06830

                                                                 January 1, 1999

                                POWER OF ATTORNEY

         The undersigned, General Atlantic Partners, LLC, a Delaware limited liability company, with its principal office at 3 Pickwick Plaza, Greenwich, Connecticut, United States of America (the "Limited Liability Company"), by its Managing Member, Steven A. Denning, a U.S. citizen, of full legal age, domiciled at 16 Khakum Drive, Greenwich, CT 06831, hereby constitutes and appoints Thomas
J. Murphy, a U.S. citizen, of full legal age, domiciled at 169 E. 90th Street, Apt. 5, New York, NY 10128, its true and lawful attorney-in-fact and agent, in any and all capacities, to execute and deliver any and all documents and instruments and to make any governmental filings on behalf of the Limited Liability Company as fully to all intents and purposes as a Managing Member might or could do in person, hereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done. This power of attorney shall expire on December 31, 1999.

                                            GENERAL ATLANTIC PARTNERS, LLC


                                            By: /s/ Steven A. Denning
                                            -------------------------
                                            Steven A. Denning
                                            Managing Member

STATE OF   Connecticut)

                        : ss. ###-##-####

COUNTY OF  Fairfield  )

         On the 30th day of January 1999, before me personally came Steven A. Denning, to me known, and known to me to be the individual described in, and who executed the foregoing document, and he acknowledged to me that he executed the same.

Sheila Hughes                               Notary Public